Flowr Develops Protocols to Certify Cannabis Clones are Free of Pests and Pathogens

First Delivery of Clones Reaches Recreational Growers

KELOWNA, British Columbia, June 26, 2019 -- The Flowr Corporation (TSXV: FLWR; OTC: FLWPF) (“Flowr” or the “Company”) is pleased to announce the development of a Clean Stock Protocol, which is a propriety process to certify that Flowr’s clones are free of pests and pathogens. The use of the Clean Stock Protocol is in addition to industry standard Certificates of Authenticity that attest to THC and CBD content.

Flowr is also pleased to announce it has delivered its first shipment of clones. Growers in Saskatchewan will have the opportunity to benefit from genetics that are certified under the Clean Stock Protocol during the first growing season in Canada.

Only licensed cannabis retailers are permitted to sell clones in Saskatchewan, so the Company selected Railway Distributing (“Railway”) as its wholesale and distribution partner in the province. Railway is expected to oversee the retail availability of Flowr’s clones throughout the province.

“We are excited to partner with Railway to bring our trusted cannabis cultivars to the Saskatchewan market as an initial phase of our planned nursery business,” said Jason Broome, Flowr’s Chief Research and Innovation Officer. “Growing cannabis is challenging and by providing clones that are certified clean, we are aiming to assist growers by reducing uncertainty and enhancing the likelihood of a successful harvest.”

The Clean Stock Protocol was developed in partnership with Hawthorne Canada Limited (“Hawthorne”), a subsidiary of The Scotts Miracle-Gro Company, a NYSE-listed supplier of lawn, garden and hydroponics products.

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr expects to provide premium-quality cannabis to the adult-use recreational market and the medicinal market.

On behalf of The Flowr Corporation:
Vinay Tolia
CEO and Director

CONTACT INFORMATION:

MEDIA:
Sean Griffin
Vice President, Communications & Public Relations
(877) 356-9726 ext. 1526
sean.griffin@flowr.ca

INVESTORS:
Thierry Elmaleh
Head of Capital Markets
(877) 356-9726 ext. 1528
thierry@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but is not limited to: statements relating to the Hawthorne and Railway relationships, the ability to meet demand for cannabis cultivars in various provinces, including in Saskatchewan, Flowr fulfilling all purchase orders and the timing thereof, Flowr being positioned to meet current and/or future demand, including in Saskatchewan, Flowr meeting its commitments to the provinces and other partners, Flowr’s ability to bring premium, quality products to the market, including in Saskatchewan, Flowr providing customers in Saskatchewan with a premium, clean product, statements with respect to the Clean Stock Protocol being a significant output of the Hawthorne partnership, the Clean Stock Protocol adding a level of quality control and producing clones to establish and entrench Flowr as a trusted source of cannabis genetics, the work at the R&D facility supporting genetics, the work at the R&D facility supporting the development and refinement of Hawthorne’s existing products and new products, and providing Flowr with critical insights to optimize growing conditions for a wide range of cultivar and environmental conditions, growers in Saskatchewan having the opportunity to benefit, and benefitting, from genetics that are certified under the Clean Stock Protocol, Railway overseeing retail availability of Flowr’s clones in Saskatchewan, the Railway partnership design and initial phase of Flowr’s planned nursery business, Flowr’s nursery business, Flowr’s assisting growers by reducing uncertainty and complexity of growing cannabis, Flowr striving to be a dependable source of premium quality cannabis in Saskatchewan, Flowr’s facilities being designed in a way that should enable it to provide customers with both high quality products and consistent benefits, Flowr focusing on providing premium-quality cannabis to recreational and medical markets, and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the Hawthorne and Railway partnerships, the failure of the Clean Stock Protocol to add a level of quality and control that will result in clones that will establish and entrench Flowr as a trusted source of cannabis genetics, the Clean Stock Protocol not enabling Flowr to produce pest and pathogen free clones, the Clean Stock Protocol failing to be a significant output of the Hawthorne relationship, the inability of Flowr to complete or being delayed in completing the R&D facility, the R&D facility not supporting the development and refinement of Hawthorne’s existing products and new products, and further failing to provide Flowr with critical insights to optimize growing conditions for a wide range of cultivars and environmental conditions, growers in Saskatchewan not benefiting from genetics that are certified under the Clean Stock Protocol, Railway not being able to oversee the availability of Flowr’s genetics, and thus impacting sales in the Province, the Railway partnership not providing an initial platform for Flowr’s planned nursery business, Flowr failing to launch a nursery business, which could significantly impact sales and growth for the Company, Flowr failing to reduce the uncertainty and complexity of growing cannabis, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr’s inability to make its products available to the Province of Saskatchewan for any reason, Flowr’s inability to provide customers with the experience they want, which could impact sales, Flowr being unable to provide Saskatchewan customers with a premium, clean product, which could materially impact sales, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational and medical market, Flowr’s inability to excel at cultivating premium cannabis, Flowr’s inability to construct its facilities, or in the time anticipated, which could materially adversely impact its growing capacity and sales, demand for cannabis products decreasing, including with respect to Flowr’s products, the inability of Flowr to provide what it perceives to be much-needed, high quality product to the market, the inability of Flowr to control the growing environment in its facilities, which could result in loss of products or the need to irradiate products, thus impacting the supply and demand for and/or quality of the products, Flowr failing to be a dependable source of premium quality cannabis, Flowr failing to provide as many consumers as possible with access to its products, which could materially impact sales, Flowr’s customers not differentiating Flowr’s products or cultivation expertise, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, pro ject cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to complete construction of Flowr’s cultivation facility or any delay in the construction thereof, the inability to supply the products described herein or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, including the Hawthorne and Railway partnerships, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.